ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Mr. Erbey

Date of Transaction	Quantity Sold	Price per Share
03/26/2025	6,000,709(2)	$0.48

(1)	Sale was effected through a privately negotiated transaction.

(2)	Inclusive of Common Shares held all Reporting Persons